Filed pursuant to Rule 253(g)(2)

File No. 024-11582

SUPPLEMENT DATED SEPTEMBER 9, 2022 TO OFFERING CIRCULAR DATED JANUARY 14, 2022

UP TO 12,206,100 SHARES OF COMMON STOCK

INCLUDING UP TO 706,100 SHARES TO BE SOLD BY SELLING SHAREHOLDERS

GATC HEALTH CORP

2030 Main Street, Suite 660

Irvine, California 92614

(833) 333-GATC (4282)

www.gatchealth.com

This Supplement to our Offering Circular revises the list of states in which offers and sales may be effected. We had previously disclosed that this offering was being made in all states other than Florida, New Jersey, Texas, North Dakota, and Washington, and that we had not engaged any placement agent in connection with this offering.

We have engaged Rialto Markets, LLC (“Rialto”), a broker-dealer registered with The Financial Regulatory Authority (“FINRA”) to act as our non-exclusive placement agent for this offering in all states.  The one-year agreement with Rialto, dated April 26, 2022, can be extended for additional years until the termination of the offering,  and is subject to FINRA approval.  We have agreed to pay Rialto a placement fee equal to 1% of the sales made, and to reimburse Rialto for the $8,000 FINRA filing fee. We have agreed that Rialto’s fees will be no less than $30,000, which would be the fees it would earn on the sale of 600,000 Shares. Therefore, if we terminate the offering, or cancel this engagement with Rialto other than for cause, prior to April 26, 2024, and Rialto has acted as our placement agent with respect to less than 600,000 Shares, we will be required to make up the difference.